CERTIFICATE OF QUALIFIED PERSON

RICHARD E. ROUTLEDGE, P.GEO.

I, Richard E. Routledge, P. Geo., residing at 82 Oriole Drive, Holland Landing, Ontario, L9N 1H3, do hereby certify that:

1.	I am an independent Consulting Geologist who has been contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I graduated with a Bachelor of Science degree, Major in Geology, from Sir George Williams (Concordia) University in 1971 and with a Masters degree in Applied Exploration Geology from McGill University in 1973. I have worked as a geologist for about 38 years since post-graduation. I am a Professional Geologist registered in the Province of Ontario (APGO No. 1354) and licensed by the Northwest Territories (NAPEGG No. L744).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Independent Consulting Geologist	2011 – Present

•	Roscoe Postle Associates Inc., Consulting Geologist	1998 – 2011

•	Independent Consulting Geologist	1994 – 1997

•	Vice President Exploration, Greater Lenora Resources Corp.	1993 – 1994

•	Teck Explorations Ltd, Evaluations and Mineral Commodities Geologist	1985 – 1992

•	Derry, Michener, Booth & Wahl, Exploration and Consulting Geologist	1973 – 1985

4.	I have not visited the property that is the subject of this Technical Report.

5.	I am responsible for coauthoring Sections 14, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Richard E. Routledge]

Richard E. Routledge, P. Geo.